MITA

Profit and Loss

January - August, 2024

	TOTAL
Income	
4000 Sales	
4100 Food Sales	535,585.00
4200 Liquor Sales	93,106.55
4300 Beer Sales	328.00
4400 Wine Sales	69,765.99
4800 Other Operating Income	32,890.64
4900 Refunds/ Chargebacks	-529.71
Total 4000 Sales	**731,146.47**
Total Income	**$731,146.47**
Cost of Goods Sold	
50000 Cost of Goods Sold	
5100 Food Cost	109,044.93
5110 NA Beverage Costs	2,664.69
Total 5100 Food Cost	**111,709.62**
5200 Liquor Cost	18,037.69
5300 Beer Cost	216.23
5400 Wine Cost	16,645.34
5600 Paper and Packaging	3,254.45
5900 Third Party Delivery Charges	909.68
Total 50000 Cost of Goods Sold	**150,773.01**
Total Cost of Goods Sold	**$150,773.01**
GROSS PROFIT	**$580,373.46**
Expenses	
6000 Labor	
6001 Labor Expense	
6100 Management Salaries and Wages	159,945.42
6200 Staff Salaries and Wages	190,666.97
6210 Back of House	
6213 Cleaner	2,300.00
Total 6210 Back of House	**2,300.00**
6245 Service Charges	-15,466.71
6320 Casual Labor	2,800.70
Total 6200 Staff Salaries and Wages	**180,300.96**
Total 6001 Labor Expense	**340,246.38**

	TOTAL
6300 Employee Benefits	
6310 Payroll Taxes	
6311 FICA/SS	26,296.24
6312 Medicare	6,149.86
6313 FUTA	970.72
6314 SUTA	6,808.11
Total 6310 Payroll Taxes	**40,224.93**
6340 Payroll Processing Fees	4,388.97
6346 Worker's Compensation	2,124.64
6366 Employee Medical Expenses	100.00
Total 6300 Employee Benefits	**46,838.54**
Total 6000 Labor	**387,084.92**
7100 Direct Operating Expenses	
7120 Cleaning	9,578.60
7130 Equipment/Other Rentals	2,790.85
7135 Flowers & Decoration	3,187.86
7145 Glassware	3,034.77
7150 Guest Supplies	4,226.61
7155 Kitchen Utensils and Supplies	7,271.10
7156 Restaurant Supplies	9,210.25
7165 Linen and Linen Rental	490.62
7170 Menu & Drink Lists	160.86
7175 General Supplies	6,021.19
7190 Pest Control	657.48
7195 Music & Entertainment	158.89
7199 Uniforms	639.38
Total 7100 Direct Operating Expenses	**47,428.46**
7300 Marketing	
7312 Advertising	10,275.20
7314 Public Relations	20,000.00
Total 7300 Marketing	**30,275.20**
7390 Promos/ Discount & Comps	16,611.98
7400 Utilities	
7420 Electricity	27,976.22
7430 Gas	1,508.79
7450 Telephone/Internet/Cable	1,857.35
7480 Water/ Sewer	7,455.15
Total 7400 Utilities	**38,797.51**
7500 General and Administrative Expe	
7502 Accounting Fees	20,243.95
7504 Legal & Professional Services	21,805.05
7506 Bank Charges	2,367.71

	TOTAL
7508 Cash (Over) / Short	3,590.51
7514 Computer and data processing	7,133.91
7518 Credit Card Fees	23,435.65
7520 Auto or Truck Expenses	557.39
7522 Dues & Subscriptions	1,349.51
7526 Insurance-Liability and General	10,538.16
7528 Taxes & Licenses	2,220.52
7532 Office Expenses	7,317.93
7536 Postage and Delivery	74.98
7550 Travel	2,829.10
7551 Parking	1,345.96
7552 Meals & Entertainment	3,095.95
Total 7500 General and Administrative Expe	**107,906.28**
7600 Repairs & Maintenance	17,423.78
7610 Building and Structur	614.03
7620 Equipment and Furniture	39.90
Total 7600 Repairs & Maintenance	**18,077.71**
8100 Occupancy Costs	
8110 Rent - Minimum or Fixed Amount	41,440.00
8150 Common Area Maintenance	21,611.68
8190 Real Estate Taxes	10,613.36
Total 8100 Occupancy Costs	**73,665.04**
QuickBooks Payments Fees	-149.52
Total Expenses	**$719,697.58**
NET OPERATING INCOME	**$ -139,324.12**
Other Income	
8510 Interest Income	0.05
Total Other Income	**$0.05**
Other Expenses	
8250 Interest Expense	53,382.49
8500 Penalties	2,151.09
8700 De Minimis Capex	462.57
8740 Wine Loss	8,479.22
9999 Suspense	2,041.03
Total Other Expenses	**$66,516.40**
NET OTHER INCOME	**$ -66,516.35**
NET INCOME	**$ -205,840.47**

MITA

Balance Sheet

As of August 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Checking (8667)	-34,232.84
1001 Savings (2256)	164.27
1010 EagleBank	0.00
1011 Eagle Bank CD 2750	158,446.35
1040 Petty Cash	0.00
Total Bank Accounts	**$124,377.78**
Accounts Receivable	
1200 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1100 Cash to be Deposited	1,089.20
1150 Credit Card Receivable	2,004.19
1170 Stripe Receivable	0.00
12000 Undeposited Funds	5,000.60
1210 Employee Loans and Advances	0.00
1250 Intercompany - EME	16,191.52
1255 Other Receivable	174.71
1300 Inventory	0.00
1310 Food Inventory	0.00
1320 Liquor Inventory	10,881.31
1330 Beer Inventory	42.75
1340 Wine Inventory	17,752.30
Supplies Inventory	0.00
Total 1300 Inventory	**28,676.36**
1400 Prepaid Expense	
1410 Prepaid Insurance	
1412 Prepaid GL Insurance	3,951.84
1414 Prepaid WC Insurance	796.78
Total 1410 Prepaid Insurance	**4,748.62**
1420 Prepaid Taxes & Licenses	
1425 Prepaid Licenses	1,538.00
Total 1420 Prepaid Taxes & Licenses	**1,538.00**
1475 Other Prepaid Expenses	0.00

MITA

Balance Sheet

As of August 31, 2024

	TOTAL
Total 1400 Prepaid Expense	**6,286.62**
1413 Prepaid Rent	0.00
1480 Payroll Clearing	172,230.10
Uncategorized Asset	0.00
Total Other Current Assets	**$231,653.30**
Total Current Assets	**$356,031.08**
Fixed Assets	
1500 Fixed Assets	
1501 Leasehold Improvements	93,138.74
1550 Table & Glassware	0.00
1560 Kitchenware	0.00
Total 1500 Fixed Assets	**93,138.74**
1510 Property & Equipment	50,483.17
1540 Furniture and Fixtures	34,046.52
1575 Accumulated Depreciation	-140,528.00
Total Fixed Assets	**$37,140.43**
Other Assets	
1810 Pre-Opening Expenses	
1811 Pre-Opening Bank Fees	3,780.65
1812 Pre-Opening Decorations	5,905.36
1813 Pre-Opening General Supplies	0.00
1815 Pre-Opening Insurance	1,810.00
1816 Pre-Opening Interest	17.97
1817 Pre-Opening Kitchen Smallwares	16,155.25
1818 Pre-Opening Labor	35,259.55
1819 Pre-Opening Marketing	4,615.51
1820 Pre-Opening Menu Development	8,512.86
1821 Pre-Opening Office Expense	5,542.02
1822 Pre-Opening Professional Fees	19,524.48
1826 Pre-Opening Travel	3,435.03
1827 Pre-Opening Uniforms	0.00
1829 Pre-Opening Meals and Entertainment	76.97
Total 1810 Pre-Opening Expenses	**104,635.65**
1900 Security Deposits	14,468.00
Total Other Assets	**$119,103.65**
TOTAL ASSETS	**$512,275.16**

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 Accounts Payable	117,035.39
Total Accounts Payable	**$117,035.39**
Credit Cards	
2200 Reimbursements	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
2240 Employee Tips Payable	55,440.16
2300 Sales Tax Payable	10,025.68
2400 Accrued Expenses	0.00
2410 Accrued Payroll	121,362.86
2420 Accrued Credit Card Fees	0.00
2480 Accrued Utilities	1,065.00
Total 2400 Accrued Expenses	**122,427.86**
2510 Gift Card Outstanding	4,998.00
2520 (Event) Deposit Received	0.00
2525 Employee Reimbursements Owed	670.31
2600 Toast Lease	0.00
2801 Loan-Antonio Paz	30,000.00
2802 Loan-MG LLC	7,426.85
2803 Inkind Funding	19,172.43
2804 Loan-Viviana Gomez	0.00
2805 Loan-Miguel Celis	1,215.00
2806 Toast Loan	53,139.37
2810 Loan-Suyana Investments	50,000.00
District of Columbia Office of Tax and Revenue Payable	0.00
PR Liabilities	0.00
Total Other Current Liabilities	**$354,515.66**
Total Current Liabilities	**$471,551.05**
Total Liabilities	**$471,551.05**
Equity	
3000 Miguel Guerra Equity	4,420.11
3010 Miguel Guerra Contributions	12,867.23
3011 Miguel Guerra Distributions	-6,205.59
Total 3000 Miguel Guerra Equity	**11,081.75**

MITA

Balance Sheet

As of August 31, 2024

	TOTAL
3001 Tatiana Mora Equity	14,321.00
3012 Tatiana Mora Contributions	0.00
3013 Tatiana Mora Distributions	-6,716.75
Total 3001 Tatiana Mora Equity	**7,604.25**
3002 Suyana Investments Equity	287,504.00
3003 Jesus Moreno Ortiz Equity	12,500.00
3004 Jorge Castro Equity	12,500.00
3005 Rogelio Salvador De Jesus Equity	25,000.00
3006 Aurelio Menendez Equity	12,500.00
3007 Margot Zuniga Equity	20,000.00
3008 German Mora Equity	25,000.00
31000 Book-Tax Adjustment	4,182.85
32000 Retained Earnings	-171,308.27
Net Income	-205,840.47
Total Equity	**$40,724.11**
TOTAL LIABILITIES AND EQUITY	**$512,275.16**

MITA

Statement of Cash Flows

January - August, 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-234,795.42
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable (A/R)	0.00
1100 Cash to be Deposited	-1,916.42
1150 Credit Card Receivable	-18,498.94
1170 Stripe Receivable	0.00
1210 Employee Loans and Advances	0.00
1250 Intercompany - EME	-15,874.84
1300 Inventory	-15,397.93
1310 Inventory:Food Inventory	-1,659.81
1320 Inventory:Liquor Inventory	-6,692.74
1330 Inventory:Beer Inventory	-42.75
1340 Inventory:Wine Inventory	-4,883.13
1412 Prepaid Expense:Prepaid Insurance:Prepaid GL Insurance	-3,951.84
1414 Prepaid Expense:Prepaid Insurance:Prepaid WC Insurance	-796.78
1425 Prepaid Expense:Prepaid Taxes & Licenses:Prepaid Licenses	-1,538.00
1475 Prepaid Expense:Other Prepaid Expenses	0.00
1480 Payroll Clearing	-172,583.71
1817 Pre-Opening Expenses:Pre-Opening Kitchen Smallwares	286.89
1818 Pre-Opening Expenses:Pre-Opening Labor	-8,541.58
2100 Accounts Payable	121,205.23
2200 Reimbursements	-296.82
2240 Employee Tips Payable	57,099.04
2300 Sales Tax Payable	-680.20
2400 Accrued Expenses	0.00
2410 Accrued Expenses:Accrued Payroll	190,446.34
2420 Accrued Expenses:Accrued Credit Card Fees	0.00
2480 Accrued Expenses:Accrued Utilities	2,130.00
2510 Gift Card Outstanding	5,198.00
2520 (Event) Deposit Received	0.00
2525 Employee Reimbursements Owed	670.31
2600 Toast Lease	-2,186.23
2801 Loan-Antonio Paz	-15,000.00
2802 Loan-MG LLC	-14,914.48
2803 Inkind Funding	-7,625.26
2804 Loan-Viviana Gomez	0.00
2805 Loan-Miguel Celis	150.00
2806 Toast Loan	52,265.20
2810 Loan-Suyana Investments	0.00
District of Columbia Office of Tax and Revenue Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**136,369.55**
Net cash provided by operating activities	**$ -98,425.87**
INVESTING ACTIVITIES	

Statement of Cash Flows
January - August, 2024

	TOTAL
1501 Fixed Assets:Leasehold Improvements	-375.24
1510 Property & Equipment	-2,572.03
Net cash provided by investing activities	**$ -2,947.27**
FINANCING ACTIVITIES	
3004 Jorge Castro Equity	12,500.00
3007 Margot Zuniga Equity	20,000.00
3008 German Mora Equity	25,000.00
3010 Miguel Guerra Equity:Miguel Guerra Contributions	12,867.23
3011 Miguel Guerra Equity:Miguel Guerra Distributions	-300.00
31000 Book-Tax Adjustment	4,182.85
Net cash provided by financing activities	**$74,250.08**
NET CASH INCREASE FOR PERIOD	**$ -27,123.06**
Cash at beginning of period	158,022.65
CASH AT END OF PERIOD	**$130,899.59**